September 29, 2017

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Jerash Holdings (US), Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed September 7, 2017

File No. 333-218991

Dear Mr. Reynolds:

On behalf of Jerash Holdings (US), Inc., a Delaware Corporation, (the “Company,” “we,” “our” or “us”), please find below the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated September 19, 2017 with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system Amendment No. 3 to the Registration Statement (the “Amendment”).

The numbered paragraphs below set forth the Staff’s comments together with our response. For your convenience, the Staff’s comments are reproduced in bold and italics below, followed by our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Certain Relationships and Related Transactions, page 45

1.        Please revise to provide the disclosures of the amounts of each related party transaction for the fiscal years ended 2017 and 2016 that were to Ford Glory. See the Instruction to Item 404 of Regulation S-K.

Response: We have revised page 45 of the Registration Statement to include the amounts of related party transactions for fiscal 2017 and fiscal 2016 to Ford Glory.

2.        For the advances from affiliates and related persons, please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Response: We have revised page 45 of the Registration Statement to include the disclosure required by Item 404(a)(5) of Regulation S-K, which includes the largest amounts outstanding during fiscal 2017 and fiscal 2016, amounts outstanding at year end fiscal 2017 and fiscal 2016, and payments of principal and interest made during such fiscal years for the advances from affiliates and related persons.

Item 15. Recent Sales of Unregistered Securities

3.        We note your reliance upon Regulation D Rule 506. Please clarify whether the investors were all accredited investors.

Response: All investors included in the disclosure under Recent Sales of Unregistered Securities in the Registration Statement were “accredited investors” as that term is defined under Item 501 of Regulation D. We have added disclosure on page II-2 of the Registration Statement indicating that all investors were accredited.

Exhibits

4.        Refer to comment 17. It is unclear how you determined that the related party agreements with Ford Glory are not material. Please file these agreements as exhibits or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We have not entered into any legal agreements with Ford Glory. For fiscal 2017 and fiscal 2016, we received approximately 2,500 and 5,500 purchase orders, respectively, from Ford Glory, with a range in order values between $7 to $970,000. Given that the highest purchase order had a value of only $970,000 (less than 1.6% of net revenue in fiscal 2017), we do not consider any particular order material to the Company or its business. During the first three months ended June 30, 2017, we received no purchase orders from Ford Glory.

5.        We note your response to comment 18 that you have revised exhibits 10.1 and 10.2; however, it appears you have not filed those revised exhibits. Similarly, we note the missing signatures for exhibits 10.7, 10.8 and 10.9. Please advise or revise.

Response: We have refiled exhibits 10.1 and 10.2 to include conformed investor signature pages. Based on our discussions with the Staff, we have not included sensitive personal information in the signature pages (i.e. taxpayer identification number, home address, phone number and email address). We have also refiled exhibits 10.7, 10.8 and 10.9 to include conformed signature pages.

Please feel free to call Alexander R. McClean at (585) 231-1248 or the undersigned at (315) 727-6791 should you have any questions or require additional information.

Sincerely,

By:	/s/ Richard J. Shaw
Name:	Richard J. Shaw
Title:	Chief Financial Officer